Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130-3002 O: 858.350.2300 F: 858.350.2399
January 16, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Augustin
Margaret Sawicki
Christie Wong
Li Xiao

Re:	SpyGlass Pharma, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 10, 2025
CIK No. 0001778922
Ladies and Gentlemen:
On behalf of our client, SpyGlass Pharma, Inc. (“SpyGlass” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received by letter dated January 13, 2026, concerning the above referenced draft registration statement on Form S-1 (the “Draft Registration Statement”).
In response to the Staff’s comments, the Company has revised the Draft Registration Statement and is concurrently filing via EDGAR this letter and a Registration Statement on Form S-1 (the “Registration Statement”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement), all page references herein correspond to the Registration Statement.
Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1
1.We note your response to comment 1 and reissue it in part. Please revise to provide appropriate sources for relevant statements throughout the filing, or characterize the same as management's opinions or beliefs, where appropriate. As an example only, please provide sources for the below statements:
•" . . . approximately 45% of patients taking topical bimatoprost drops reported conjunctival hyperemia as a side effect of treatment, based on third party data;"
AUSTIN     BEIJING     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO
SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission
January 16, 2026

•" . . . cataract surgery [is] one of the most frequently performed outpatient procedures in ambulatory surgery centers (ASCs) in the United States . . . . We estimate that the total addressable market in the United States for the BIM-IOL System is approximately $13 billion based on . . . existing implant pricing for treatment of OAG and OHT;"
•"Even when patients describe taking their glaucoma drops as prescribed, studies have shown that less than 5% of the administered dose penetrates the eye and reaches the target tissue;" and
•"We estimate that a limited number of cataract surgeons and ASCs perform approximately half of all cataract surgery procedures performed in the United States each year."
For the third bullet, please revise to name the devices you are using to support your implant pricing. Tell us the reason for referencing existing implant pricing when elsewhere you state that you anticipate that use of the BIM-IOL System, a "drug-led, drug-device combination product," "will . . . leverage an existing Category I Current Procedural Terminology (CPT) codes for the cataract surgery and a new J-code for the physician-administered drug" and "no separate marketing application for the device components of such [combination] product candidates will be required in the United States." Revise as necessary to clarify.
In response to the Staff’s comments, the Company has revised the disclosures on pages 2, 3, 90, 104, 105, 106, 111, 112, 113, 114, 115, 116, 117, 126 and 127 to provide sources for additional statements that are based on third party data, clarify statements based on management projections and internal estimates and naming the device the Company is referencing in estimating the Company’s expected total addressable market in the United States.
Importantly, the Company respectfully advises the Staff that the Company has not made any determinations nor disclosed any proposed implant pricing for the BIM-IOL System. Rather, the reference to existing implant pricing was intended to refer to the wholesale acquisition cost for iDose TR, a more recently approved and currently marketed implant (also a drug-led, drug-device combination product), which the Company is using as a reference price for supporting the Company’s calculation of the total addressable market in the United States for the BIM-IOL System. Although the Company discloses on page 127 that Durysta and iDose TR have assigned J-codes that are currently reimbursed at a price based on average sales price plus a fixed percentage, the Company has not disclosed nor determined any intended sale price for the BIM-IOL System. On the same page, the Company discloses that if and when the Company obtains marketing authorization for the BIM-IOL System, the Company expects to apply for a permanent J-code, which is a billing code for physician administered drugs, like the iDose TR and BIM-IOL System. The Company also anticipates that physicians and surgeons will be able to leverage existing CPT codes relating to the cataract surgery, which will be the billing mechanism for the surgery itself. With regards to the marketing application, both the Bimatoprost Drug Pads and the IOL that make up the BIM-IOL System are expected to be covered by a single New Drug Application (NDA).

Securities and Exchange Commission
January 16, 2026

Exhibits
2.Please tell us why you deleted the Board Offer Letters with Elizabeth O’Farrell and Bilal Khan from the Exhibit Index. We note the O’Farrell Agreement is described on page 155.
In response to the Staff’s comment, the Company has revised the disclosure on page 156 and has revised the exhibit index to include the board offer letters entered into with each of Elizabeth O’Farrell and Bilal Khan.
*****
If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (858) 350-2393 or dkoeppen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Dan Koeppen
Dan Koeppen

cc:	Patrick Mooney, SpyGlass Pharma, Inc.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.
Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.
Ben Capps, Wilson Sonsini Goodrich & Rosati, P.C.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP